

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Armon Sharei, Ph.D.
President and Chief Executive Officer
SQZ Biotechnologies Company
200 Arsenal Yards Blvd, Suite 210
Watertown, MA 02472

> **Re: SQZ Biotechnologies Company**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 28, 2020**
> **CIK No. 0001604477**

Dear Dr. Sharei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1.   We note the revised disclosure in response to prior comment 4. Please describe the major milestones that are required to realize the full amount of the potential future payments and disclose that the full amount may never be realized. Please also tell us how the timing or amount of potential future payments will be impacted if Roche gets the U.S. commercial rights for SQZ-PBMC-HPV.

General

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Christie Wong at (202) 551-3684 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes